                    August 17, 2007
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Karen J. Garnett

Re:	SoundBite Communications, Inc. Registration Statement on Form S-1 (Reg No. 333-142144)
Ladies and Gentlemen:
     Our client SoundBite Communications, Inc. (the “Company”) is submitting for filing contemporaneously herewith Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (Reg. No. 333-142144) initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 16, 2007 and previously amended by Amendment No. 1 thereto filed with the SEC on June 8, 2007 and Amendment No. 2 thereto filed with the SEC on July 13, 2007. We have set forth below the responses of the Company to the comments of the staff of the SEC (the “Staff”) set forth in the letter dated August 2, 2007, from Karen J. Garnett, Assistant Director of the SEC, to Peter Shields, President of the Company.
     For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the letter dated August 2, 2007 and have keyed the Company’s responses to the headings and numbering of those comments. The responses are based on information provided to us by representatives of the Company.
Stock-Based Compensation, page 32
1.	Reference is made to your expanded MD&A disclosure in response to our previous comment 11. We note for your issuances in December 2006, February 2007 and March 2007, you attribute the difference between the valuation and the mid-point of the initial public offering price range to the same factors. Please consider expanding your disclosure to also address quarterly trends in your business that further support these fluctuations especially in light of the decline in revenue and net income from the fourth quarter 2006 to the first quarter 2007.

The Company notes that the discussion with respect to its option grant in December 2006 describes the revenue growth in the fourth quarter of 2006 from the fourth quarter of 2005. Please see the disclosure in the second bullet of the second paragraph of “Management’s Discussion and Analysis

Securities and Exchange Commission
August 17, 2007

of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation—Stock Option Grants on December 13, 2006” on page 37 of Amendment No. 3.

The decline in revenues in the first quarter of 2007 reflected anticipated seasonality. As a result, the Company believes that the decline in revenues (and related decline in net income) did not contribute to the difference between the valuations in February and March 2007, on the one hand, and the mid-point of the range, on the other hand. In response to the Staff’s comment, however, the Company has revised the disclosure contained in Amendment No. 3 to note the seasonality reflected in the first quarter results. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation” on pages 38, 39 and 40 of Amendment No. 3.
Components of Our Executive Compensation Program, page 72
2.	We note your response to comment 8 of our letter dated July 3, 2007 and the comparison of historical performance and internal forecasts and targets in the last paragraph of your response. Although the historical numbers will differ from benchmarks, it is not clear why your competitors would benefit more from internal targets than they would from actual results. It appears that any competitive harm resulting from disclosure of internal projections would be no different from competitive harm resulting from disclosure of your actual operating results, particularly with respect to the ability to negotiate lower prices for your services. Please revise to disclose the specified objectives relating to net income and revenue targets that were used in setting compensation amounts for 2006. Also disclose any targets that have been set for 2007 compensation amounts, or tell us why those targets do not affect a fair understanding of the named executive officer’s compensation for the last fiscal year. Refer to Instruction 2 to Item 402(b).

The Company notes that the disclosure of both internal benchmarks and actual results provides readers with comparisons that are readily subject to misinterpretation. For example, an existing or prospective client may infer, with or without encouragement from the Company’s competitors, that a quarterly revenue shortfall reflects an ailing or failing business, when in fact the difference may have been attributable simply to aggressive “reach” objectives established by a board of directors of a venture capital-backed company. The Company believes that qualitative qualifiers in these circumstances cannot mitigate fully the impact of disclosures of discrepancies between projections and actual results because, for example, competitors citing the data are unlikely to note the underlying rationales for a shortfall. In addition, in the current circumstances, the 2006 benchmarks necessarily reflected the Company’s larger business plans and objectives, disclosure of which would subject the Company to competitive concerns. See, for example, Braintree Electric Light Dep’t v. Dep’t of Energy, 494 F. Supp. 287, 289 (D.D.C. 1980), where the court felt that the “release of separate pieces of this financial puzzle would enable competitors, who may somehow have gathered other pieces, to complete the picture.” In order to further the review process, and notwithstanding these concerns, the Company has revised Amendment No. 3 to disclose quantitative objectives relating to net income and revenue targets that the Company used in setting compensation amounts for 2006. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 74 of Amendment No. 3.

Securities and Exchange Commission
August 17, 2007

With respect to disclosure of targets established under the Company’s 2007 Management Cash Compensation Plan, the Company notes that those targets are enterprise-wide objectives based on evaluations of the Company’s prospects and markets for 2007. The 2007 Management Cash Compensation Plan states that it is designed to focus management on achieving revenue growth, profitability, and intermediate and long-term strategic objectives of the Company. The targets were not, for example, set at reduced levels because certain of the 2006 revenue performance objectives were not met or based on changes in the officers’ performance or responsibilities as compared to 2006. The Company therefore believes that the 2007 targets are irrelevant to an investor’s understanding of executive compensation for 2006.

3.	Please revise to identify the executive officers who did not receive any portion of their bonuses tied to first quarter results and the officers who received their bonuses in full. Also, please disclose the amount of any bonuses that were not paid as a result of shortfalls in the first quarter.

The Company has revised the disclosure contained in Amendment No. 3 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 74 of Amendment No. 3.

4.	Disclosure in the second paragraph under this heading states that the compensation committee awarded in full the other bonuses tied to revenues performance objectives based on your substantial compliance with those objective, out-performance of net income objectives, and “other factors.” Please revise to identify all other factors.

In response to the Staff’s comment, the Company has revised the referenced disclosure to delete the reference to “other factors.” After further discussions with the compensation committee, the Company does not believe that any other factors were material to the committee’s decision-making process or that identification of any of those factors would be incrementally helpful to investors. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 74 of Amendment No. 3.

5.	We note the examples of qualitative strategic objectives provided in this amendment. The term “including” suggests that you have not disclosed all of these objectives. Please revise to describe all qualitative objectives.

The Company has revised the disclosure contained in Amendment No. 3 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 74 of Amendment No. 3.

6.	We note your response to comment 9 of our letter dated July 3, 2007 and the response that disclosure of the strategic objectives would result in competitive harm. Please provide us with a more detailed description of the strategic objectives and discuss further how your competitors could use this information to your competitive disadvantage.

The Company has reconsidered the Staff’s earlier and current comments and, as suggested by the response to comment 5 above, believes that the disclosure now describes fully the strategic

Securities and Exchange Commission
August 17, 2007

objectives reflected in the 2006 Executive Compensation Plan and 2007 Management Cash Compensation Plan.

The 2006 Executive Compensation Plan did not specify any exemplary strategic objectives. Rather, objectives were considered and communicated from time to time after adoption of the plan. The Company has revised the disclosure contained in Amendment No. 3 accordingly. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 74 of Amendment No. 3.

The section of the 2007 Management Cash Compensation Plan relating to strategic objectives provides in its entirety as follows:
“Organizational Goals & Objectives
The Organizational Goals & Objectives portion provides for 34% of the individual’s bonus to be earned and paid based upon achievement of previously agreed to goals and objectives. This bonus will be earned and accrued ratably over the 12 months of 2007. This bonus will be measured on a biannual basis and if met, subject to the operating income threshold, paid on a quarterly basis. The major areas to be addressed with this program include, but are not limited to, the following: New Product Launches, Business Development, Marketing Programs, Security, Financial Systems and Controls Implementation, Operational Efficiency, and Research & Development Quality. Individual participants will incorporate these goals based upon their respective roles, responsibility, and position at the company.”
The Company has revised the disclosure contained in Amendment No. 3 slightly to conform precisely to this language. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 74 of Amendment No. 3.

7.	We note your response to prior comment 10; however, it appears that the revised disclosure simply references the partial list of strategic objectives. Please revise to discuss how the compensation committee measured achievement of those objectives. Describe more specifically the subjective evaluations and judgments that the committee made in awarding bonuses based on the qualitative goals.

The Company has revised the disclosure contained in Amendment No. 3 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 75 of Amendment No. 3. The Company notes the difficulty of detailing and delineating specific elements of a subjective decision-making process employed by a compensation committee of a privately held company. The Company further notes that the existing disclosure informs investors that the compensation committee’s processes will be different with respect to 2007, as will be appropriate for a public company.
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Securities and Exchange Commission
August 17, 2007

     Please do not hesitate to telephone the undersigned at 617-526-6038 if you have any questions regarding this response letter, Amendment No. 3 or any related matters.

Very truly yours,
/s/ Mark L. Johnson
Mark L. Johnson

cc:	Yolanda Crittenden Duc Dang Cicely Lamothe Peter R. Shields Robert C. Leahy Christopher A. Hemme Stephen W. Ingram Mark J. Macenka Kenneth J. Gordon